Exhibit 99.1.  Report of Management on Internal Control over Financial Reporting.

Management of Princeton National Bancorp, Inc. (“PNBC”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.  PNBC’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.  Internal control over financial reporting includes those policies and procedures that:

-	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of PNBC;

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provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;

-	provide reasonable assurance that receipts and expenditures of PNBC are being made only in accordance with authorization of management and directors of PNBC; and

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provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of PNBC’s internal control over financial reporting as of December 31, 2011.  Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Management’s assessment included an evaluation of the design of PNBC’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting.  Management reviewed the results of its assessment with the Audit Committee of the Board of Directors.

Based on this assessment, management determined that, as of December 31, 2011, PNBC did not maintain effective internal control over financial reporting due to a material weakness in the internal controls over financial reporting for the allowance for loan losses that was identified as discussed below.

During the audit of the financial statements as of December 31, 2011, BKD, LLP, the Corporation’s external public accounting firm identified a control deficiency related to the documentation and process in support of the adequacy of the qualitative factors related to the allowance for loan loss calculation which was determined to be a material weakness.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation’s annual or interim financial statements will not be prevented or detected on a timely basis. During the first quarter of 2012 management has taken significant action to address this internal control matter.  A detailed explanation of this material weakness and the steps which have been taken and are in process follows.

The nature of the material weakness and how it was identified.  The material weakness was identified by our external auditors through their year-end audit procedures and as a result of the annual examination by the bank’s primary regulator, the OCC.  The material weakness determination was reached based on not having sufficient documentation to support the qualitative factors related to the allowance for loan loss calculation and inadequate controls related to the timely communication of in-process appraisals requiring additional specific reserve as of December 31, 2011.  The Corporation's initial calculation which was filed with the December 31, 2011 regulatory call report was insufficient by $11,532,000.  This adjustment was due to the continued fourth quarter charge-off activities.

How the weakness was overcome to ensure proper year-end financial statements.  The Corporation utilized a migration analysis to support the qualitative factor adjustments.  A review of the December 31, 2011 allowance for loan losses calculation was performed including a thorough review of the migration analysis, qualitative factors, and all appraisals on impaired loans received subsequent to December 31, 2011.  Management determined the appropriate allowance for loan losses amount necessary based on generally accepted accounting principles which resulted in the balance of the allowance for loan losses as of December 31, 2011.

The extent which the material weakness impacted prior interim periods.   Despite the existence of the above noted item which resulted in the identification of a material weakness as of December 31, 2011, the majority of the impact on the recorded balance of the allowance for loan losses is deemed to be due to deterioration in the values of collateral supporting commercial real estate and commercial real estate development loans that occurred in the fourth quarter of 2011 and not in prior interim periods.  Therefore, the identified material weakness is not considered to have a material impact on prior interim periods in 2011.

Material changes to internal control over financial reporting during the first quarter of 2012.  The methodology for the evaluation of the allowance for loan losses continues to be subject to the enhanced consideration of the loan migration analysis, thereby providing a more objective level of information in support of the qualitative factors used in calculating the appropriate allowance for loan losses.  The enhanced methodology, including the migration analysis and qualitative factors, will continue to be evaluated by the Allowance Committee on a quarterly basis, or more often if deemed necessary, before implementation in the allowance for loan losses calculation.  The Allowance Committee includes as members the Chief Executive Officer, Chief Operating Officer, Chief Credit Officer, Chief Financial Officer and the head of the risk analytics group.

Management is developing a process to ensure timely communication of in-process appraisals scheduled to be performed between the date of the financial statements and the date of related filings with the SEC. Furthermore, management is enhancing its support for the allowance for loan losses to incorporate identified trends related to valuations in recent appraisals to support the qualitative factors applied to classified and impaired loans.

In addition, all personnel of credit analysis, credit risk management, loan servicing and administration, collections and the special assets group, continue to focus on the identification of problem loans and loan deficiencies, and the aggressive resolution and collection of problem loan balances.

Note:  This annual report does not include an attestation report of the Corporation’s independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to SEC rules that permit companies to provide only management’s report in this annual report.